Exhibit 21.1

Subsidiaries of  China Health Resource, Inc.

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
Suining Shi Yinfa Bai Zhi Chan Ye You Xian Gong Si	The People’s Republic of China	Suining Shi Yinfa Bai Zhi Chan Ye You Xian Gong Si